SEGALL BRYANT & HAMILL TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 19, 2019

VIA EDGAR

Ms. Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677 and 811-03373

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 111 (“PEA 111”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 112 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on October 16, 2019, with respect to the Segall Bryant & Hamill Small Cap Core Fund (the “Small Cap Core Fund”).

In connection with this response letter, and on or around December 30, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 113 to the Registrant’s registration statement under the Securities Act (“PEA 114”), which is expected to include (i) changes to PEA 111 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided November 22, 2019 to PEA 111, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

1.	Staff Comment: Please explain why only one class is being merged into the Small Cap Core Fund.

□ Registrant’s Response: Only one class is being merged into the Small Cap Core Fund due to only one class being offered in the Lower Wacker Small Cap Investment Fund, LLC (the “Predecessor Fund”). We believe the existing class of the Predecessor Fund is most consistent with the Institutional shares of the Small Cap Core Fund and therefore existing shareholders will be merged into the Institutional Class.

2.	Staff Comment: Please add the ticker symbols for each class to the filing.

□ Registrant’s Response: Comment complied with.

3.	Staff Comment: In the Fee Table, please remove the “Distribution (12b-1)” line item if it is not applicable. Also, round all percentages to the nearest hundredth of one percent.

□ Registrant’s Response: Comment complied with.

4.	Staff Comment: Will there be a recoupment of the fee waiver? If yes, please include information regarding the recoupment.

□ Registrant’s Response: Comment complied with. The Registrant confirms that no right of recoupment of waived/reimbursed amounts exists under the proposed fee/waiver letter agreement between the Adviser and the Registrant with respect to the Small Cap Core Fund.

5.	Staff Comment: We note that the last sentence in the first paragraph under the heading, “Example,” references years two through ten while the example that follows only references years one and three. Please revise accordingly. Also, please provide the “Fees and Expenses of the Fund” section in correspondence prior to filing the 485b.

□ Registrant’s Response: Comment complied with. Please see Appendix A which reflects the updated “Fees and Expenses of the Fund” section.

6.	Staff Comment: Should the “Principal Risks of Investing in the Fund” include foreign risk and emerging risk?

□ Registrant’s Response: We believe it is not necessary to include foreign risk and emerging risk in the “Principal Risks of Investing in the Fund” as the Small Cap Core Fund will not be subject to these principal risks.

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

7.	Staff Comment: Why is the foreign risk described as “Indirect Foreign Exposure Risk” in the sections “Principal Risk of Investing in the Fund” on page 3 and “Principal Risks of the Fund” on page 9? Should it be direct?

□ Registrant’s Response: The foreign risk is described as “Indirect Foreign Exposure Risk” as certain domestic companies in which the Small Cap Core Fund invests may have foreign investments or risk exposure.

8.	Staff Comment: For the “Sector Focus Risk”, is there more than one benchmark? If so, what is the additional benchmark?

□ Registrant’s Response: There is one benchmark for the Small Cap Core Fund.

9.	Staff Comment: Supplementally state that the records needed to restate performance of the limited partnership are available and are in accordance with Rule 204(2)(a)(16) of the Investment Advisers Act of 1940. Please submit the performance numbers as correspondence prior to filing the 485(b). If the standard SEC method was not used, please disclose how the performance was calculated. If it differs, please explain the method used. It is not necessary to provide details on how performance was calculated.

□ Registrant’s Response: The Adviser retains the records necessary to calculate the performance of the Predecessor Fund on a month-end basis and in accordance with Rule 204(2)(a)(16) of the Investment Advisers Act of 1940. The performance numbers are included as Appendix B for your review .

10.	Staff Comment: Please provide the following information supplementally in correspondence:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. If the response indicates that the Predecessor Fund was created solely for purposes of establishing a performance record, the performance should not be presented.

□ Registrant’s Response: The Predecessor Fund was created on December 15, 2003 as an investment vehicle for certain clients of the Adviser. At the time the Predecessor Fund was created, it was believed that an unregistered product was the best structure. The Predecessor Fund was not created for the purpose of establishing a performance record.

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

b.	State that the adviser for the fund was the adviser for the Predecessor Fund for the entire performance period shown. Also, state whether the adviser managed any other accounts that were materially equivalent to the Small Cap Core Fund. Were these other Accounts converted to registered companies, and if not, why not? The Registrant should explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the Predecessor Fund. State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Small Cap Core Fund. Generally, a predecessor fund transferring less than substantially all of its assets would not be consistent with the no- action letter issued to MassMutual Institutional Funds (Pub. Avail. Sept. 28, 1995 (the “MassMutual Letter”) and its performance should not be presented as the Fund’s performance.

□Registrant’s Response: The adviser, Segall Bryant & Hamill, LLC (the “Adviser”) for the Small Cap Core Fund was the adviser for the Predecessor Fund for the entire performance period shown. The Adviser individually manages accounts for certain clients which may be materially equivalent to the Small Cap Core Fund. These accounts will not be converted to the Small Cap Core Fund, at this time, as these clients prefer to have their account individually managed by an investment professional. The Predecessor Fund was selected to be registered because the Adviser believes the Small Cap Core Fund and its shareholders will benefit. We expect to experience a growth in assets which should reduce the fees of the Small Cap Core Fund. In addition, the Small Cap Core Fund will offer greater liquidity for shareholders. The Predecessor Fund will transfer substantially all of its portfolio securities to the Small Cap Core Fund.

c.	State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code. If a predecessor fund cannot represent that it could have complied with Subchapter M, we may determine that the fund cannot present the predecessor’s performance.

□Registrant’s Response: The Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

d.	The Fund should represent, supplementally, that it has the books and records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act. The Investment Advisers Act’s record keeping requirements may be a particular problem for private accounts and unregistered funds.

□ Registrant’s Response: The Fund retains the books and records necessary to support the calculation of the performance of the Predecessor Fund on a month-end basis.

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

11.	Staff Comment: In the Statement of Additional Information (“SAI”), please include two years of audited financial statements that are in compliance with Regulation S-X and include a full Schedule of Investments and financial highlights.

□ Registrant’s Response: The Registrant believes it is potentially misleading to include in the Financial Highlights financial information for the Predecessor Fund because that information does not reflect the estimated expenses of the Small Cap Core Fund. The predecessor partnership was not subject to certain investment and operational restrictions of the Investment Company Act of 1940 (the “1940 Act”) and were not regulated investment companies under Subchapter M of the Internal Revenue Code. To include financial information of the predecessor partnership in the prospectus or as exhibits to the Registration Statement would be confusing to investors and could obscure or impede the understanding of the performance information presented, since that is not the performance being used to calculate average annual total returns. The Registrant performed a one time recalculation of the Predecessor Fund performance using the fees and expenses of the Small Cap Core Fund, taking an approach similar to that outlined in the MassMutual Letter. However, that recalculation yielded performance information that was better relative to the performance of the Predecessor Fund net of actual fees and expenses, due to the expenses of the Predecessor Fund being greater than the expected expenses of the Small Cap Core Fund. As a consequence, the Registrant has included that actual performance information rather than adjust that information to reflect the Small Cap Core Fund fees and expenses. In addition, the Registrant believes that providing the financial information for the predecessor partnership is not required under the MassMutual Letter.

12.	Staff Comment: In the “Independent Trustees” table in the Statement of Additional Information, please revise the headings to reflect “Principal Occupation(s) During the Past 5 Years” and “Other Directorships Held by Director”.

□ Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,
/s/ Derek W. Smith
Derek W. Smith
Secretary
Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

Appendix A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)	Retail Class	Institutional Class
Annual Account Maintenance Fee (for Retail Class accounts under $750)	$12.00	--
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%
Distribution (12b-1) Fees	None	None
Other Expenses(1)	0.41%	0.41%
Shareholder Service Fee	0.25%	0.10%
All Other Expenses	0.66%	0.51%
Total Annual Fund Operating Expenses	1.46%	1.31%
Fee Reductions and/or Expense Reimbursements	0.32%(2)	0.32%(2)
Total Annual Fund Operations Expenses
After Fee Waivers and Expense Reimbursements	1.14%(2)	0.99%(2)

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(3)	The Adviser has contractually agreed until at least April 30, 2021, to waive the investment advisory and/or administration fees and/or to reimburse other expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, and extraordinary expenses), so that the ratio of expenses of average net assets as reported in the Fund’s Financial Highlights will be no more than 1.14% and 0.99% to the Fund’s Retail Class and Institutional Class, respectively, for such period. This agreement may not be terminated or modified by the Adviser prior to the termination date without the approval of the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Retail Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s total annual operating expenses remain the same. This Example reflects the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for the three-year period.

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	One Year	Three Years

Retail Class	$116	$388
Institutional Class	$101	$342

U.S. Securities and Exchange Commission

Division of Investment Management

December 19, 2019

Appendix B

Retail Class - Calendar Year Total Returns as of December 31 (%)

Year	Return
2009	31.75%
2010	25.89%
2011	-0.92%
2012	9.73%
2013	38.50%
2014	3.25%
2015	-7.01%
2016	14.84%
2017	15.02%
2018	-5.22%

Highest Quarterly Return: 6/30/09 23.82%	Lowest Quarterly Return: 9/30/11 -18.56%

The returns above are for the Institutional Class of the Fund. The Retail Class would have substantially similar annual returns to the Institutional Class because the classes are invested in the same portfolio securities. The Institutional Class’ returns will be higher over the long-term when compared to the Retail Class’ returns to the extent that the Retail Class has higher expenses.

Segall Bryant & Hamill Small Cap Core Fund	1 Year	5 Years	10 Years
Institutional Class Return	-5.22%	3.75%	11.62%
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	-11.01%	4.41%	11.97%